UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 06 November 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Result of Annual General Meeting

At the Annual General Meeting of Diageo plc held on Thursday, 6 November 2025 (the "AGM"), all resolutions contained in the Notice of Annual General Meeting 2025 (the "Notice") were passed.

The results of the poll held at the AGM are as follows:

		VOTES FOR	% FOR	VOTES AGAINST	% AGAINST	VOTES WITHHELD
1)	Report and accounts 2025	1,747,464,979	99.89	1,901,523	0.11	7,343,602
2)	Directors' remuneration report 2025	1,549,090,796	89.19	187,800,216	10.81	20,114,060
3)	Declaration of final dividend	1,749,293,961	99.61	6,927,099	0.39	501,064
4)	Appointment of John Rishton as a director	1,709,493,082	97.37	46,120,119	2.63	1,052,263
5)	Re-appointment of Melissa Bethell as a director	1,673,567,449	95.33	82,026,193	4.67	1,070,234
6)	Re-appointment of Karen Blackett as a director	1,675,211,913	95.43	80,258,248	4.57	1,194,347
7)	Re-appointment of Julie Brown as a director	1,715,951,687	98.26	30,468,393	1.74	10,242,308
8)	Re-appointment of Valérie Chapoulaud-Floquet as a director	1,722,182,656	98.10	33,386,419	1.90	1,096,873
9)	Re-appointment of Nik Jhangiani as a director	1,743,547,160	99.31	12,110,332	0.69	997,636
10)	Re-appointment of Susan Kilsby as a director	1,700,384,635	96.86	55,179,470	3.14	1,092,223
11)	Re-appointment of Sir John Manzoni as a director	1,679,813,820	95.71	75,272,616	4.29	1,570,320
12)	Re-appointment of Ireena Vittal as a director	1,666,873,106	94.96	88,544,508	5.04	1,187,330
13)	Re-appointment of Auditor	1,741,723,752	99.19	14,187,427	0.81	768,376
14)	Remuneration of Auditor	1,753,403,642	99.86	2,499,705	0.14	788,485
15)	Authority to make political donations and/or to incur political expenditure	1,704,372,826	97.56	42,628,579	2.44	9,731,939
16)	Authority to allot shares	1,689,472,781	96.23	66,198,294	3.77	1,027,009
17)	Adoption of the Diageo 2025 Share Value Plan	1,747,881,303	99.58	7,378,658	0.42	1,433,895
18)	Disapplication of pre-emption rights*	1,721,097,575	98.25	30,733,014	1.75	4,818,203
19)	Authority to purchase own ordinary shares*	1,750,918,143	99.80	3,548,570	0.20	2,215,023
20)	Adoption of new articles of association*	1,752,557,180	99.84	2,740,980	0.16	1,367,108
21)	Reduced notice of a general meeting other than an AGM*	1,674,335,840	95.39	80,975,815	4.61	1,363,323

On 6 November 2025, there were 2,226,402,464 ordinary shares (excluding treasury shares) in issue.

In accordance with Listing Rule 9.6.2R, copies of the resolutions passed as special business at the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

James Edmunds
Deputy Company Secretary
6 November 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 06 November 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary